UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

microHelix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59507X309

(CUSIP Number)

Andrew S. Craig, 5300 Meadows Road, Suite 400, Lake Oswego OR 97035, 503-419-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59507X309

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
MH Financial Associates, LLC	41- 2216884

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ❑
(b) ❑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):❑

6.	Citizenship or Place of Organization:

USA

Number of	7. Sole Voting Power:	18,787,232
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	18,787,232
Reporting
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,787,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):❑

13.	Percent of Class Represented by Amount in Row (11): 63.2%

14.	Type of Reporting Person (See Instructions):
OO

Item 1. Security and Issuer

Issuer:	microHelix, Inc. (“Company”)
19500 SW 90th Court
Tualatin, Oregon 97062
Title of Security:	Common stock (“Shares”)

Item 2. Identity and Background

(a)	Name: MH Financial Associates, LLC (“MH Financial”)
(b)	Principal Office: 5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035
(c)	Present Principal Business: Private Investment and Lending
(d)	Criminal Conviction: None
(e)	Civil Securities Violation: None

Instruction C Information:

The following information is provided with respect to the manager and officer of MH Financial.

Name:	Residence or business address:	Principal occupation or employment:
Aequitas Capital Management, Inc.	5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035	Manager of MH Financial
Robert J. Jesenik	5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035	Chief Executive Officer and director of Aequitas Capital Management, Inc., President of MH Financial
Brian A. Oliver	5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035	President and director of Aequitas Capital Management, Inc.
Thomas A. Sidley	5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035	Vice President and director of Aequitas Capital Management, Inc.
Andrew S. Craig	5300 Meadows Road, Suite 400, Lake Oswego, Oregon 97035	Secretary of Aequitas Capital Management, Inc.

Each person listed above is a citizen of the United States. During the last five years, to the best knowledge of the Reporting Persons, the persons listed above have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds

Reporting Person has purchased shares of the Company as follows:

•
On October 19, 2006, MH Financial acquired 139,535 shares of the Company’s Series C Preferred Stock for a cash purchase price of $2.15 per share in a private placement transaction. Each share of Series C Preferred Stock is initially convertible into 10 Shares. The Series C Preferred Stock Purchase Agreement dated October 19, 2006 is attached as Exhibit 99.1 to this Schedule 13D.

•
On October 19, 2006, MH Financial acquired a warrant to purchase 1,046,513 Shares at an exercise price of $0.30 per share. The warrant expires on October 18, 2011. A Form of Warrant dated October 19, 2006 is attached as Exhibit 99.2 to this Schedule 13D.

•
On October 19, 2006, Marti D. Lundy, an executive officer of the Company, assigned a promissory note in the original principal amount of $1,250,000 (the “Prior Note”) and an associated security agreement, each dated April 8, 2005, to MH Financial in exchange for a cash payment of $900,000 pursuant to an Assignment of Promissory Note and Security Agreement. Also on October 19, 2006, the Company and MH Financial entered into an Agreement Regarding Amendment of Promissory Note under which the Company and MH Financial agreed to amend and restate the Prior Note. The Amended and Restated Promissory Note in favor of MH Financial (the “Restated Note”) replaces and supersedes the Prior Note. The initial principal amount of the Restated Note is $1,028,982, which bears interest at the rate of 10% per annum through July 31, 2007, and 14% per annum from August 1, 2007 through the maturity date of August 19, 2008. Payments of principal and interest in the amount of $20,000 are due monthly under the Restated Note. The Restated Note is convertible into Shares at any time by MH Financial. The conversion rate is the lower of (i) $0.30 per share; (ii) the weighted average closing bid price for the Shares for the 20 trading days immediately prior to conversion; or (iii) the closing price of any Shares sold in any new offering resulting in proceeds to the Company of more than $1,000,000. The Restated Note is secured by a lien against substantially all of the assets of the Company and the Company’s wholly-owned subsidiary, Moore Electronics, Inc. MH Financial may accelerate all amounts due under the Restated Note in the event of payment default or certain other defaults set forth in the Restated Note. The Assignment of Promissory Note and Security Agreement, the Agreement Regarding Amendment of Promissory Note, and the Restated Note are attached as Exhibits 99.3, 99.4, and 99.5 to this Schedule 13D.

•
On October 19, 2006, the Company issued a warrant (the “Note Warrant”) to MH Financial to purchase 102,898 shares of Common Stock at an initial exercise price of $0.30 per share. The Note Warrant expires on October 18, 2011. The Company agreed to issue additional warrants in identical form to MH Financial to purchase a number of Shares, calculated on a quarterly basis, equal to 10% of the then outstanding principal balance of the Restated Note on the first day of each calendar quarter that the Restated Note is outstanding and unpaid. A Form of Warrant dated October 19, 2006 is attached as Exhibit 99.2 to this Schedule 13D.

•
MH Financial and the Company entered into a Registration Rights Agreement dated October 19, 2006 (the “Registration Rights Agreement”) pursuant to which the Company granted MH Financial certain registration rights with respect to the Shares issuable upon conversion of the Series C Preferred Stock, upon conversion of the Restated Note, and upon exercise of the warrants issued and issuable to MH Financial in connection with the transactions described in this Schedule 13D. The Registration Rights Agreement is attached as Exhibit 99.6 to this Schedule 13D.

•
On November 2, 2006, MH Financial acquired 139,535 shares of the Company’s Series C Preferred Stock for a cash purchase price of $2.15 per share in a private placement transaction. Each share of Series C Preferred Stock is initially convertible into 10 Shares. The Series C Preferred Stock Purchase Agreement dated November 2, 2006 is attached as Exhibit 99.7 to this Schedule 13D.

•
On November 2, 2006, MH Financial acquired a warrant to purchase 1,046,512 Shares at an exercise price of $0.30 per share. The warrant expires on November 1, 2011. A Form of Warrant dated November 2, 2006 is attached as Exhibit 99.8 to this Schedule 13D.

•
On January 1, 2007, MH Financial acquired a warrant to purchase 100,609 Shares at an initial exercise price of $0.30 per share. The warrant expires on December 31, 2011. This warrant was issued pursuant to the Agreement Regarding Amendment of Promissory Note, under which Company agreed to issue warrants to MH Financial to purchase a number of Shares, calculated on a quarterly basis, equal to 10% of the then outstanding principal balance of the Restated Note on the first day of each calendar quarter that the Restated Note is outstanding and unpaid. The terms of the warrant are identical to the Form of Warrant attached as Exhibit 99.2 to this Schedule 13D.

•
On March 12, 2007 the Company and MH Financial entered into a Second Agreement Regarding Amendment of Promissory Note under which the Company and MH Financial agreed to amend and restate the Restated Note. Under the terms of the Second Agreement Regarding Amendment of Promissory Note and the Second Amended and Restated Promissory Note (the “Second Restated Note”), MH Financial advanced an additional $750,000 to the Company, and the right to convert the note to Shares was deleted. The principal amount of the Second Restated Note is $1,778,964.25, which bears interest at a rate of 12% per annum (“Current Interest”). Additional interest accrues on the Second Restated Note at a rate of 8% per annum, which is compounded quarterly and is payable at maturity (“Deferred Interest”). The Company will make separate payments with respect to $1,006,086.13 of the principal under the Restated Note (“Loan 1”) and with respect to $750,000 of the principal added in the Second Restated Note (“Loan 2”). Beginning April 19, 2007 and on the same day of each subsequent month, the Company will pay $20,000 per month to be applied to Current Interest and principal on Loan 1 and will pay $7,500 per month of Current Interest on Loan 2. On September 30, 2007, the Company will make an additional payment of accrued Current Interest through that date with regard to Loan 2. Beginning on October 31, 2007, and on the last day of each subsequent month through and including May 31, 2008, the Company will pay $87,555.27 per month to be applied against the Current Interest and principal balance of Loan 2. All amounts outstanding under the Second Restated Note, including the Deferred Interest, are due and payable on June 30, 2008. The Agreement Regarding Amendment of Promissory Note and the Second Restated Note are attached as Exhibits 99.9, and 99.10 to this Schedule 13D.

•
As additional consideration for extending the additional loan to the Company, the Company agreed (subject to shareholder approval) to enter into a transaction (the “Transaction”) with MH Financial whereby the Company would transfer certain assets to MH Financial, including the assets of the Company’s microCoax division (which comprise substantially all of the Company’s operating assets) and all stock of the Company’s wholly-owned subsidiary Moore Electronics, Inc. The Transaction would occur no later than September 30, 2007. As part of the Transaction, all Series C Preferred stock held by MH Financial would convert into Shares.

•
Also on March 12, 2007, in connection with Loan 2, the Company issued a warrant (the “Note Warrant”) to MH Financial to purchase 10,000,000 Shares at an initial exercise price of $0.001 per share. The Note Warrant expires on March 11, 2010. At the time Loan 2 was made, the Company was in default under the Restated Note, and the Company and MH Financial entered into a Forbearance and Waiver Agreement (the “Forbearance Agreement”) pursuant to which MH Financial agreed to forebear the default and waive certain of the Company’s obligations to register Shares held by MH Financial pursuant to the Registration Rights Agreement. As consideration for the Forbearance Agreement, the Company issued a warrant to MH Financial (the “Forbearance Warrant”) to purchase 2,900,000 Shares at an exercise price of $0.001 per share. The Forbearance Warrant expires on March 11, 2010. As additional consideration for the Forebearance Agreement, the Company agreed to reduce the exercise price to $0.001 per share for the Warrants issued pursuant to the Restated Note in the aggregate amount of 2,296,532 Shares and warrants to be issued pursuant to the Agreement Regarding Amendment of Promissory Note. A Form of Warrant dated March 12, 2007, a Form Amendment to Warrant, the Forebearance Agreement, and the Amendment to Registration Rights Agreement are attached as Exhibits 99.11, 99.12, 99.13, and 99.14 to this Schedule 13D.

•
On March 20, 2007 MH bought a total of 800,000 Shares from 3 of the Company’s shareholders at a price of $.015 per share, for aggregate cash consideration in the amount of $12,000. The names of such shareholders and the number of Shares transferred are set forth in the table below:

Shareholder	Number of Shares	Price per share	Purchase Price
The John Langdon Crary Trust dated 8/12/1972	480,000	$.015	$7,200
The Jill Carol Crary-Ross Irrevocable Trust dated 12/19/1992	160,000	$.015	$2,400
The Shane Ellen Crary-Ross Irrevocable Trust dated 12/19/1992	160,000	$.015	$2,400

A Form of Stock Power evidencing the transactions is attached as Exhibit 99.15 to this Schedule 13D.

Item 4. Purpose of the transaction:

See Item 3 for the purpose of each acquisition and plans and proposals which Reporting Person has which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Although Reporting Person has no specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. Reporting Person has not made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. Also, consistent with its investment intent, Reporting Person may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except as set forth in Item 3, and to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer:

(a), (b)
The information set forth in Rows 7 through 13 of the cover page hereto for Reporting Person is incorporated by reference. The percentage amount set forth in Row 13 for the cover page is calculated based upon 14,485,082 shares of common stock outstanding as of November 14, 2006 as reported by the Company in its Form 10-QSB dated November 14, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

See Item 3 for a description of which Reporting Persons have rights to acquire Shares.

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Certain affiliates of James M. Williams, Chairman of the Board and a director of the Company, are members of MH Financial. William C. McCormick, a director of the Company, serves on the advisory board of Aequitas Capital Management, Inc. Aequitas Capital Management, Inc. is the manager and a member of MH Financial. Aequitas Capital Management, Inc. also serves as the Company’s financial advisor.

See Item 3 for a description of additional contracts, arrangements, understandings or relationships.

Item 7. Material to be Filed as Exhibits
Exhibit Number:	Exhibit Description:
99.1
Series C Preferred Stock Purchase Agreement dated October 19, 2006 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by microHelix, Inc. on October 20, 2006)

99.2
Form of Warrant dated October 19, 2006 issued by microHelix, Inc. to MH Financial Associates, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by microHelix, Inc. on October 20, 2006)

99.3	Assignment of Promissory Note and Security Agreement dated October 19, 2006 between Marti D. Lundy and MH Financial Associates, LLC.
99.4
Agreement Regarding Amendment of Promissory Note dated October 19, 2006 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by microHelix, Inc. on October 20, 2006)

99.5
Amended and Restated Promissory Note dated October 19, 2006 made by microHelix, Inc. in favor of MH Financial Associates, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by microHelix, Inc. on October 20, 2006)

99.6
Registration Rights Agreement dated October 19, 2006 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by microHelix, Inc. on October 20, 2006)

99.7
Series C Preferred Stock Purchase Agreement dated November 2, 2006 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by microHelix, Inc. on November 8, 2006)

99.8
Form of Warrant dated November 2, 2006 issued by microHelix, Inc. to MH Financial Associates, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by microHelix, Inc. on November 8, 2006)

99.9
Second Agreement Regarding Amendment of Promissory Note dated March 12, 2007 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)

99.10
Second Amended and Restated Promissory Note dated March 12, 2007 issued by microHelix, Inc. to MH Financial Associates, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)

99.11	Form of Warrant dated March 12, 2007 issued by microHelix, Inc. to MH Financial Associates, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)
99.12
Form of Amendment to Warrant dated March 12, 2007 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)

99.13
Forbearance and Waiver Agreement dated March 12, 2007 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)

99.14
Amendment to Registration Rights Agreement dated March 12, 2007 between microHelix, Inc. and MH Financial Associates, LLC (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by microHelix, Inc. on March 16, 2007)

99.15	Form of Stock Power dated March 20, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MH FINANCIAL ASSOCIATES, LLC

Date: April 17, 2007	By:	/s/ Andrew S. Craig
By: Andrew S. Craig, Secretary of its Manager, Aequitas Capital Management, Inc.